

June 28, 2011

<u>Via U.S. Mail</u>
Clarence Chung
Entertainment Gaming Asia, Inc.
Unit 3705, 37/F, The Centrium
60 Wyndham Street
Central, Hong Kong

  Re: Entertainment Gaming Asia, Inc.
    Amendment No. 1 to Registration Statement on Form S-3
    Filed June 17, 2011
    File No. 333-170246

Dear Mr. Chung:

  We have reviewed your registration statement and have the following comments.

<u>General</u>

1. We note your response to comment one in our letter dated November 22, 2010. Please remove the disclosure throughout the prospectus, including on the prospectus cover page and in the legal opinion, relating to the offering of a "combination" of the common stock and common stock purchase warrants since it implies that you will be offering a combination of securities as a unit.

<u>Exhibit Index</u>

2. We note your response to comment six in our letter dated November 22, 2010. We are not able to locate the form of warrant in Item 16. Please advise.

  You may contact me at (202) 551-3397 should you have any questions.

       Sincerely,

       /s/ Jay Ingram

       Jay Ingram
       Legal Branch Chief

cc: Daniel K. Donahue (Via facsimile at: (949) 732-6501)
  Greenberg Traurig, LLP